

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 8, 2017

Via E-Mail
William E. Mote, Jr.
Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, Rhode Island 02895

> **Re: Summer Infant, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-33346**

Dear Mr. Mote:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Elizabeth W. Fraser
Greenberg Traurig, LLP